Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES FIRST QUARTER RESULTS
 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Silver & Gold Production Increases, San Vicente Commissioning Under Way

Vancouver, B.C. – May 12, 2009 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) today reported unaudited financial and operating results for the quarter ended March 31, 2009 and provided an update on operations.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company’s website at www.panamericansilver.com, and have been posted on SEDAR at www.sedar.com.

First Quarter 2009 Highlights1

• Silver production increased 8% to 4.9 million ounces, compared to Q1 2008
• Record gold production of 20,858 ounces, an increase of 206%, compared to Q1 2008
• Cash costs[2] declined 28% to $5.94 per ounce of payable silver, as compared to Q4 2008
• Mine operating earnings[2] of $10.5 million
• Net income of $6.6 million or $0.08 per share
• Cash flow from operations (before changes in working capital) of $19.0 million, or $0.23 per share[2]
• Inaugurated and achieved commercial production at Manantial Espejo silver and gold mine
• Started commissioning of San Vicente mine
• Completed public offering of common shares for gross proceeds of $103.5 million
• Signed agreement to earn a 55% interest in La Preciosa silver development property in Mexico

1 Financial information based on Canadian GAAP
 2 Mine operating earnings, cash flow per share and cash costs are non-GAAP measures; for detailed descriptions see pages 3 and 8 of the MD&A

“The first quarter was a pivotal period for Pan American Silver, highlighted by much improved financial results and key operational and mine development achievements” said Geoff Burns, President and CEO.  “In the fourth quarter of last year we took immediate and decisive action with respect to our people and our assets to combat a precipitous fall in metal prices.  It is extremely rewarding to see the positive results of those difficult decisions.  We rebounded from a disappointing fourth quarter performance, by again posting positive net income, respectable cash flow from operations and solid mine operating earnings.”

Mr. Burns continued, “Furthermore, we recorded our second highest quarterly silver production, reduced our cash costs by 28% as compared to the previous quarter, achieved commercial production at Manantial Espejo, our newest silver and gold mine, and began commissioning of our San Vicente mine expansion project.  We successfully changed our course during last year’s financial crisis, by focusing on our core strengths in mine development and operations and are again well positioned to continue on a path of profitable growth, ready to seek out strategic opportunities.”

Financial Results

Pan American recorded sales of $70.4 million during the first quarter of 2009, compared to $108.8 million in the first quarter of 2008.  The decrease was the result of lower silver and base metal prices, which were partially offset by an 11% increase in the quantity of silver sold and a 206% increase in the amount of gold sold.  Quantities of base metals sold were comparable to the year-earlier period.  Cost of sales for the quarter was $45.1 million, which was 11% lower than a year ago and reflected a concerted company-wide effort to reduce expenses.

Mine operating earnings totaled $10.5 million, a 78% decrease from the first quarter of 2008, but a $20.4 million improvement over the mine operating loss that was posted in the 4th quarter of 2008.  The year-over-year decline was a direct result of lower base metal prices, as higher depreciation and amortization expenses were mostly offset by reduced cost of sales.

Consolidated net income for the first quarter was $6.6 million or $0.08 per share, compared to $30.2 million or $0.38 per share last year.  The decline was almost exclusively due to lower base metal and silver prices, offset in part by a reduction in cost of sales.  However, net income improved by an impressive $39.9 million as compared to the 4th quarter of last year.

During the quarter the Company generated $19.0 million in cash flow from operating activities before changes in working capital.  Again, reduced operating cash flow was primarily due to lower prices for metals sold.  Cash flow from operating activities (before changes in working capital) increased by more than $30.6 million as compared to the fourth quarter of last year, benefiting from increased silver and gold production, costs savings and higher silver and gold prices during the first quarter of 2009.

During the quarter, Pan American continued to invest in growth, spending $18.7 million on mineral properties, plant and equipment.  Of that total, $9.9 million was directed to construction and commissioning activities at the San Vicente mine, while $3.5 million related to final payments for the construction and commissioning of Manantial Espejo.

In February, Pan American completed a public offering of 6.4 million common shares at a price of $16.25 per share, for aggregate gross proceeds of $103.5 million and net proceeds, after considering underwriting fees and issue expenses, of $98.0 million.  The proceeds are intended to fund acquisitions, development initiatives on acquired properties, working capital requirements and general corporate purposes.

At March 31, 2009 Pan American had $107.3 million in cash and short-term investments, an increase of $77.2 million from December 31, 2008.  The increase was mainly the result of proceeds of the equity offering in February, offset by capital expenditures and investments in working capital accounts.  The Company finished the current quarter with working capital of $199.3 million.  Pan American remains debt-free and fully funded to complete the commissioning of San Vicente.  In addition, the Company has access to a $70.0 million credit facility, which is undrawn and intended for general corporate purposes and strategic business development activities.

Production And Operations

Pan American produced 4.9 million ounces of silver during the first quarter of 2009, which was 8% more than in the first quarter of 2008.  The increase was mainly due to Manantial Espejo reaching commercial production in January 2009.  Silver production from the Company’s Peruvian operations was similar to that of the first quarter of last year, while production from the

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Alamo Dorado and La Colorada mines in Mexico declined, as expected, due to reduced throughput and lower silver grades.

The Company produced 20,858 ounces of gold in the first quarter, which represents an increase of 206% over the first quarter of 2008, primarily due to production at Manantial Espejo.  Gold has now become Pan American’s largest by-product, accounting for 19% of the value of metals produced during the period just ended.

Consolidated cash costs for the quarter were $5.94 per ounce of silver as compared to $3.70 in the same period last year.  The increase mainly resulted from sharply reduced by-product credits due to lower base metal prices.  However, cash costs in the first quarter of 2009 came in 28% lower than the $8.24 per ounce recorded in the fourth quarter of 2008.  The improvement was largely the result of increased by-product gold production and cost controls enacted by management across all operations during the final quarter of 2008.

Outlook

Pan American expects to deliver continued production growth and generate positive cash flow and earnings in 2009 and beyond.  Prices of silver and gold have improved as they occupy their traditional status as a “safe haven” amid turbulent market conditions.  With Manantial Espejo now in commercial production and the San Vicente expansion being commissioned, the Company has significantly increased its exposure to precious metals.

The Company will continue with the cost reductions programs implemented in late 2008, which significantly reduced Pan American’s capital and operating expenditures.  Results from the first quarter have clearly shown the positive impact that these measures have had on profitability and overall financial performance.

Looking to augment its growth pipeline, in April the Company announced an agreement with Orko Silver Corp. (“Orko”) to jointly develop Orko’s La Preciosa silver project in Durango, Mexico.  Pan American will contribute its demonstrated expertise in mine development, plus 100% of the funds necessary to develop the property into a mine in order to gain a 55% interest in the joint venture.

Commenting on today’s news release, Geoff Burns said: “With no debt, our major capital expenditures now behind us and our liquidity bolstered by February’s equity issue, we are well positioned to capitalize on new opportunities.”  Mr. Burns added: “I am also very excited to be partnering with Orko Silver in the joint development of La Preciosa in Mexico.  The La Preciosa silver project already hosts a large silver resource and it is at an ideal stage to take the next steps toward future production.  We have begun re-deploying our mine development team and look forward to creating some real value and growth for both Pan American’s and Orko’s shareholders.”

About Pan American Silver
Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

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Pan American will host a conference call to discuss financial and operating results on Wednesday, May 13, 2009 at 11:00 am ET (08:00 am PT).  Participants dial 1-480-629-9674. The call will also be broadcast live on the Internet at http://www.investorcalendar.com/IC/CEPage.asp?ID=144793. Listeners may also gain access by logging on at www.panamericansilver.com.  The call will be available for replay for one week after the call by dialing 1-303-590-3030 and entering replay pin number 4070831.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND  INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY’S AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE, THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE PRICE OF SILVER AND OTHER METALS; ANTICIPATED FUTURE OPERATING CASH FLOWS, GROWTH OPPORTUNITIES AND  EARNINGS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF ESTIMATES OF FUTURE PRODUCTION AND FUTURE CASH AND TOTAL COSTS OF PRODUCTION AT ITS OPERATIONS; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY, TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE AVAILABILITY AND EFFECT OF ANY COST CUTTING OR AUSTERITY MEASURES UNDERTAKEN BY THE COMPANY; THE ESTIMATED COST OF CONSTRUCTION, DEVELOPMENT AND RAMP-UP OF SAN VICENTE; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; THE ABILITY OF THE COMPANY TO EARN ITS INTEREST IN THE LA PRECIOSA PROJECT AND THE EFFECTS OF OBTAINING SUCH INTEREST; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE INCLUDING, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS; CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY

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IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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Financial & Operating Highlights

	Three months ended
	March 31,
	2009	2008

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$6,610	$30,157
Basic earnings per share	$0.08	$0.38
Mine operating earnings	$10,474	$48,375
Cash flow from operations (excluding changes in operating assets and liabilities)	$18,998	$45,412
Capital spending	$18,652	$43,513
Cash and short-term investments	$107,312	$136,245
Working capital	$199,272	$233,466

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	1,050,931	932,715
Silver metal - ounces	4,879,325	4,509,261
Gold metal - ounces	20,858	6,809
Zinc metal - tonnes	10,930	9,404
Lead metal - tonnes	4,106	4,236
Copper metal - tonnes	1,427	1,408

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce (1)	$5.94	$3.70
Total production cost per ounce (1)	$9.99	$6.47

Payable ounces of silver (used in cost per ounce calculations)	4,620,788	4,227,256

Average Metal Prices
Silver - London Fixing	$12.60	$17.59
Gold – London Fixing	$908	$925
Zinc - LME Cash Settlement per tonne	$1,174	$2,426
Lead - LME Cash Settlement per tonne	$1,160	$2,891
Copper - LME Cash Settlement per tonne	$3,435	$7,763